

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2025

John-Paul Backwell
Chief Executive Officer
Fusion Fuel Green PLC
The Victorians
15-18 Earlsfort Terrace
Saint Kevin's
Dublin 2, D02 YX28, Ireland

> **Re: Fusion Fuel Green PLC**
> **Registration Statement on Form F-3**
> **Filed March 28, 2025**
> **File No. 333-286202**

Dear John-Paul Backwell:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed March 28, 2025

Exhibits

1. Please revise this section to include the executed Ordinary Shares Purchase Agreement.

General

2. Please revise your registration statement to include the consent of Quality Industrial Corp.'s auditor, Bush & Associates CPA LLC, as it relates to this filing. Accordingly, also revise the Experts section on page 21 to update your disclosure to include the current experts associated with this filing.

3.   Please revise your registration statement to include audited financial statements for your most recent fiscal year. See Item 8.A.4 of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing